August 4, 2006

Mail Stop 4561

Mr. Ashish Parikh
Chief Financial Officer
Hersha Hospitality Trust
148 Sheraton Drive, Box A
New Cumberland, PA 17070

Re: Hersha Hospitality Trust
        Form 10-K for the year ended December 31, 2005
        Filed March 22, 2006
        File No. 1-14765

Dear Mr. Parikh:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Steven Jacobs
                        Accounting Branch Chief